

July 16, 2018

Via E-mail
Scott Krohn
President
Verizon ABS LLC
One Verizon Way
Basking Ridge, NJ 07920

Re: Verizon ABS LLC
Amendment No. 1 to Form SF-3
Filed June 29, 2018
File No. 333-224598

Dear Mr. Krohn:

We have reviewed your amended filing and have the following comments. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 29, 2018 letter.

Form of Prospectus

Risk Factors

Changing characteristics of the receivables during the [revolving period][prefunding period] may increase the likelihood that you will incur losses on your notes, page 49

1. We note your response to our prior comment 7. We also note your revised disclosure that additional receivables will be originated pursuant to the origination practices and policies as they may have been modified at the time the additional receivables are originated. Please describe the extent to which the origination practices and policies used to originate the initial receivables may be modified at the time of origination of the additional receivables. Refer to Item 1111(a)(3) of Regulation AB.

<u>Federal financial regulatory reform could have an adverse impact on Cellco, the depositor, the trust[, the additional transferor] or the master trust, which could adversely impact the servicing of the receivables or the securitization or device payment plan agreements, page 62</u>

2. We note your response to our prior comment 8 and reissue. Please describe in more detail the "additional, burdensome obligations" that may be imposed on the effected parties, including the specific pending regulations that could impose those burdens. In accordance with your response, please also revise your prospectus disclosure to include your current assessment of any additional risks relating to pending federal financial regulation.

<u>Review of Receivables, page 115</u>

3. We note your response to our prior comment 26 and reissue in part. Please revise your prospectus to include a more detailed description of the nature and process of the Rule 193 review for additional receivables, including whether the sponsor will engage a third party for purposes of performing such review. Refer to Item 1111(a)(7) of Regulation AB.

<u>Optional Redemption of the Notes, page 127</u>

4. We note your response to prior comment 28 and that you have included a bracketed placeholder for the payment date on which the certificateholders will have the right to exercise an optional redemption. Please tell us how you will determine the date that will be included in the brackets (e.g., will the date occur after a pre-determined amount of time that will pass after issuance?). We also note that you have included a bracketed placeholder for the payment date on which the interest rate of each class of notes will increase if the notes are not redeemed under this feature or under the clean-up redemption. Please tell us how you will determine the date that will be included in the brackets (e.g., will this date be the same payment date as the date on which the optional redemption feature can be exercised, or if not, is there an approximate amount of time between the two dates?).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lulu Cheng at 202-551-3811 or me at 202-551-3313 if you have questions.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine S. Bancroft
Senior Special Counsel
Office of Structured Finance

cc: Audrey E. Prashker, Verizon
       Reed D. Auerbach, Morgan, Lewis & Bockius LLP